

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of August 31, 2025

The principal balances and results accumulated for the period ending August 2025 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	1,994,058
Loans and accounts receivables from customers and banks, net	39,754,749
Loans and accounts receivables from customers at fair value, net	222,542
Financial instruments	9,351,317
Financial derivative contracts	11,372,317
Other asset ítems	4,889,844
Total assets	**67,584,827**

Principal liabilities	MCh$
Deposits and other demand liabilities	13,033,245
Time deposits and other time liabilities	16,469,657
Issued debt and regulatory capital instruments	10,669,727
Financial derivative contracts	11,272,304
Other liabilities ítems	11,480,720
Total equity	4,659,174
Total liabilities and Equity	**67,584,827**

Equity attributable to:	
Equity holders of the Bank	4,545,214
Non-controlling interest	113,960

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	1,347,419
Net fee and commission income	390,637
Result from financial operations	185,309
Total operating income	**1,923,365**
Provision for loan losses	(382,687)
Support expenses	(631,800)
Other results	(56,282)
Income before tax	**852,596**
Income tax expense	(134,449)
Net income for the period	**718,147**

Attributable to:	
Equity holders of the Bank	707,744
Non-controlling interest	10,403

JONATHAN COVARRUBIAS H.

Chief Accounting Officer

ANDRES TRAUTMANN B.

Chief Executive Officer



BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Agosto de 2025

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Agosto de 2025 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.994.058
Créditos y cuentas por cobrar a clientes y bancos	39.754.749
Créditos y cuentas por cobrar a clientes a valor razonable	222.542
Instrumentos financieros	9.351.317
Contratos de derivados financieros	11.372.317
Otros rubros del activo	4.889.844
Total Activos	**67.584.827**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.033.245
Depósitos y otras captaciones a plazo	16.469.657
Instrumentos de deuda y capital regulatorio emitidos	10.669.727
Contratos de derivados financieros	11.272.304
Otros rubros del pasivo	11.480.720
Total patrimonio	4.659.174
Total Pasivos y Patrimonio	**67.584.827**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.545.214
Interés no controlador	113.960

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	1.347.419
Ingresos netos de comisiones	390.637
Resultado de operaciones financieras	185.309
Total ingresos operacionales	**1.923.365**
Gasto de pérdidas crediticias	(382.687)
Gastos de apoyo	(631.800)
Otros resultados	(56.282)
Resultado antes de impuesto	**852.596**
Impuesto a la renta	(134.449)
Utilidad consolidada del periodo	**718.147**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	707.744
Interés no controlador	10.403

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence,

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